                                                                     EXHIBIT 28




                          FOOTHILL CAPITAL CORPORATION

                       CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 1993, 1992 AND 1991

                         REPORT OF INDEPENDENT AUDITORS



The Board of Directors
Foothill Capital Corporation

We have audited the accompanying consolidated balance sheets of Foothill Capital Corporation as of December 31, 1993 and 1992, and the related consolidated statements of income and retained earnings, and cash flows for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Foothill Capital Corporation at December 31, 1993 and 1992 and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1993 in conformity with generally accepted accounting principles.

As discussed in Notes to the financial statements, in 1993 the Company changed its method of accounting for income taxes and certain debt and equity securities.





January 28, 1994

                         FOOTHILL CAPITAL CORPORATION
                         CONSOLIDATED BALANCE SHEETS
                          DECEMBER 31, 1993 AND 1992
                            (Dollars in thousands)

- --------------------------------------------------------------------------------------
                                                                    1993       1992
- --------------------------------------------------------------------------------------
ASSETS

Cash and cash equivalents (Notes 1 and 5)                         $ 45,498    $ 36,511
Finance receivables (Notes 1, 2 and 5):
  Accounts receivable loans                                        319,792     186,422
  Term loans                                                       186,881     207,108
- --------------------------------------------------------------------------------------
    Finance receivables                                            506,673     393,530

  Allowance for credit losses                                       13,857      10,527
- --------------------------------------------------------------------------------------
    Finance receivables, net                                       492,816     393,003

Repossessed assets, net (Note 1)                                         -       1,782
Property and equipment, at cost less accumulated depreciation
  and amortization ($1,769 in 1993; $1,392 in 1992)                  2,269       1,552
Other assets (Notes 1 and 5)                                        32,047      15,019
- --------------------------------------------------------------------------------------
                                                                  $572,630    $437,867
======================================================================================

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:
  Commercial paper (Notes 3 and 5)                                $148,283    $ 64,915
  Senior notes payable (Notes 3 and 5)                             233,817     216,560
  Accounts payable and accrued liabilities                          12,172      11,075
  Subordinated notes and debentures (Notes 4 and 5)                 64,225      62,190
- --------------------------------------------------------------------------------------
    Total liabilities                                              458,497     354,740
- --------------------------------------------------------------------------------------
Commitments and contingencies (Notes 5 and 7)

Stockholder's equity (Notes 1 and 3):
  Common stock, $1 par value, 3,000,000 shares authorized,
    1,575,000 shares issued and outstanding                          1,575       1,575
  Capital in excess of par value                                    41,950      41,950
  Unrealized gains on securities available for sale                 16,433           -
  Retained earnings                                                 54,175      39,602
- --------------------------------------------------------------------------------------
    Total stockholder's equity                                     114,133      83,127
- --------------------------------------------------------------------------------------
                                                                  $572,630    $437,867
======================================================================================

                             See accompanying notes.

                         FOOTHILL CAPITAL CORPORATION
           CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS
                 YEARS ENDED DECEMBER 31, 1993, 1992 AND 1991
                            (Dollars in thousands)



- --------------------------------------------------------------------------------
                                                  1993        1992        1991
- --------------------------------------------------------------------------------
Interest income                                 $56,636     $49,543     $51,760
Interest expense                                 22,218      23,113      29,805
- --------------------------------------------------------------------------------
Interest margin                                  34,418      26,430      21,955

Fees and other income                            20,916      13,485       8,249
- --------------------------------------------------------------------------------
Total margin (Note 1)                            55,334      39,915      30,204

Provision for credit losses (Note 1)             12,254       8,641       6,377
General and administrative expenses (Note 1)     16,987      14,967      13,334
- --------------------------------------------------------------------------------
Income before provision for income taxes         26,093      16,307      10,493

Provision for income taxes (Notes 1 and 6)       10,959       6,849       4,302
- --------------------------------------------------------------------------------
Net income before extraordinary item             15,134       9,458       6,191

Extraordinary item (Note 3)                        (561)          -           -
- --------------------------------------------------------------------------------
Net Income                                       14,573       9,458       6,191

Retained earnings, beginning of year             39,602      30,144      26,973
Dividends paid to parent company                      -           -      (3,020)
- --------------------------------------------------------------------------------
Retained earnings, end of year                  $54,175     $39,602     $30,144
================================================================================



                            See accompanying notes.

                         FOOTHILL CAPITAL CORPORATION
                    CONSOLIDATED STATEMENTS OF CASH FLOWS
                 YEARS ENDED DECEMBER 31, 1993, 1992 AND 1991
                            (Dollars in thousands)


- ------------------------------------------------------------------------------------------------------------------------
                                                                          1993               1992              1991
- ------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES:
  Net income before extraordinary item                               $     15,134        $     9,458        $     6,191
  Adjustments to reconcile net income to net cash
    provided by operating activities:
      Provision for credit losses                                          12,254              8,641              6,377
      Depreciation and amortization                                           560                524                305
      Amortization of debt issuance costs                                     800                823                763
      Changes in operating assets and liabilities:
        Increase (decrease) in accounts payable and
          accrued liabilities                                                 278              5,450             (2,611)
        Other                                                              (1,460)             2,176             (5,937)
- ------------------------------------------------------------------------------------------------------------------------
  Net cash provided by operating activities                                27,566             27,072              5,088
- ------------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES:
  Proceeds received from finance receivables and
    sales of repossessed assets                                         4,597,475          3,727,092          3,738,552
  Disbursements made for net finance receivables
    and repossessed assets                                             (4,722,288)        (3,734,757)        (3,736,734)
  Proceeds from sales of investments                                        4,851              1,468              2,899
  Purchase of property and equipment                                       (1,277)              (642)              (571)
- ------------------------------------------------------------------------------------------------------------------------
  Net cash provided by (used in) investing activities                    (121,239)            (6,839)             4,146
- ------------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES:
  Proceeds from commercial paper sales                                    786,633            661,540             65,218
  Payments on commercial paper maturities                                (703,265)          (607,511)           (58,390)
  Proceeds from senior notes payable and net cash borrowings               70,000            100,000              8,000
  Payments on senior notes payable and net bank borrowings                (52,743)          (143,553)           (26,829)
  Proceeds from subordinated notes                                         25,000             10,000             10,000
  Payments on subordinated notes                                          (22,965)            (6,230)            (6,430)
  Dividends paid to parent company                                              -                  -             (3,020)
- ------------------------------------------------------------------------------------------------------------------------
  Net cash provided by (used in) financing activities                     102,660             14,246            (11,451)
- ------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                        8,987             34,479             (2,217)
Cash and cash equivalents at beginning of year                             36,511              2,032              4,249
- ------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                              $    45,498        $    36,511        $     2,032
========================================================================================================================
Cash paid during the year for:
  Interest expense                                                    $    22,041        $    21,911        $    30,370
  Income taxes (paid to parent company)                               $    10,936        $     8,417        $     9,196
=======================================================================================================================

                            See accompanying notes.

                          FOOTHILL CAPITAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               DECEMBER 31, 1993


NOTE 1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

         Foothill Capital Corporation ("Foothill Capital" or the "Company"), a wholly owned subsidiary of The Foothill Group, Inc. (the "Parent"), is engaged in the commercial finance business. The consolidated financial statements include the accounts of FCC Holdings Limited, a wholly owned subsidiary of Foothill Capital Corporation. All intercompany accounts and transactions have been eliminated in consolidation. Certain reclassifications have been made to prior year amounts to conform to the 1993 presentation. For purposes of the Statement of Cash Flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.


Transactions with affiliates

         During the years ended December 31, 1993, 1992 and 1991, the Company was charged $750,000 annually in management fees by the Parent.

         The Company has $5,500,000 in 1993 ($6,250,000 in 1992) in
subordinated debentures and $5,000,000 ($6,000,000 in 1992) in subordinated notes payable to the Parent. Interest expense paid to the Parent for the years ended December 31, 1993, 1992 and 1991 amounted to $1,315,000, $1,529,000 and
$1,715,000, respectively.

         The Company has agreements to jointly purchase loans with Foothill Partners, L.P. and Foothill Partners II, L.P., limited partnerships in which the Parent is a general partner At December 31, 1993, loans outstanding which were purchased under these agreements by the Company amounted to $38,799,000. Loan purchases under these agreements are subject to the Company's normal due diligence and loan approval processes.

         The Company participates loans to Foothill Recovery Fund, a limited partnership of which the Parent is a general partner. At December 31, 1993, loan participations outstanding to Foothill Recovery Fund totaled $514,000.


Income taxes

         The Company and its Parent file a consolidated federal income tax return and combined state tax returns. Income taxes are allocated by the Parent to the Company as though the Company filed separate income tax returns.


Revenue recognition

Interest income:
         Interest income includes interest on finance receivables, which is recognized as earned (interest method), and amortization of loan fees. Loan fees, net of initial direct costs, are deferred and recognized over the term of the loan commitment using a similar method.

                          FOOTHILL CAPITAL CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                               DECEMBER 31, 1993


           One of the Company's lending activities involves the purchase of significantly discounted finance receivables which are generally due from borrowers in reorganization or in the midst of restructuring. The Company does not amortize these discounts into income but does recognize interest income on a cash basis. These discounted finance receivables which were paying interest currently totaled $38,295,000 and $31,464,000 at December 31, 1993 and 1992,
respectively. Interest income is not accrued or recognized on the remaining discounted finance receivables which totaled $5,967,000 and $4,727,000 at the same dates. Gains or losses, as appropriate, are recorded with respect to these receivables as they are liquidated through sale, exchange or other distributions received upon borrowers' reorganization or restructuring.

           It is the Company's general policy to suspend the recognition of income on term loans which are 61 days or more contractually delinquent. Recognition of income is generally resumed, and suspended income is recognized, when the loan becomes contractually current or collection of suspended amounts is assured. At December 31, 1993 and 1992, income recognition was suspended on $10,366,000 and $14,294,000, respectively, of term loans. In addition, at December 31, 1993 and 1992, the Company had $5,930,000 and $5,981,000,
respectively, in accounts receivable loans in the process of liquidation on which income had been deferred.

Fees and other income:
           Included in fees and other income are net gains resulting from sales and exchanges of purchased loans totaling $13,493,000, $8,461,000 and $3,637,000 for the years ended December 31, 1993, 1992 and 1991, respectively. The net gains in 1993, 1992 and 1991 were comprised of gross realized gains of $13,897,000, $9,301,000 and $4,593,000 and gross realized losses of $404,000,
$840,000 and $956,000 resulting from sale and exchange transactions having proceeds of $45,039,000, $45,158,000 and $45,649,000, respectively. Certain of these gains resulted from reorganizations by borrowers in which the Company exchanged receivables purchased at a discount primarily for new debt or equity securities of the reorganized borrowers. The new securities received were recorded at fair value, if determinable, when issued to the Company. The excess of fair value, if any, over the Company's cost of the receivable is recorded as a gain upon reorganization. Net gains resulting from exchange transactions included above totaled $2,924,000, $3,819,000 and $1,467,000 for the years ended December 31, 1993, 1992 and 1991, respectively.


Repossessed assets

           Repossessed assets are included in the financial statements at the lower of cost or estimated realizable value. Estimated realizable values are based on management's evaluation of numerous factors, including estimated holding periods and costs, appraisals, sales of comparable assets and estimated market conditions at projected disposal dates, and do not necessarily represent current auction values. The Company's writeoff policy is based on a loan by loan review. The Company did not have any repossessed assets as of December 31, 1993. Repossessed assets were, net of specific writedowns, $1,782,000 as of December 31, 1992.


Allowance for credit losses

           The Company maintains a general allowance for credit losses at an amount deemed adequate to cover potential losses on finance receivables. The amount of the allowance is based on management's evaluation of numerous factors including adequacy of collateral supporting finance receivables and historical loss experience, and reflects management's best estimate of the necessary level of the allowance for credit losses.

                          FOOTHILL CAPITAL CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                               DECEMBER 31, 1993




           Activity in the allowance for credit losses is as follows for the years ended December 31:

- ---------------------------------------------------------------------------------------------------
(DOLLARS IN THOUSANDS)                                      1993             1992            1991
- ---------------------------------------------------------------------------------------------------
Allowance for credit losses on finance receivables:
    Balance at beginning of year                         $  10,527        $   8,047       $  8,475
    Additions charged to expense                            12,254            8,641          6,377
    Actual writeoffs, net                                   (8,924)          (6,161)        (6,805)
- ---------------------------------------------------------------------------------------------------
    Balance at end of year                               $  13,857        $  10,527       $  8,047
===================================================================================================


Other assets

           The following table shows the composition of other assets at December 31:

- ------------------------------------------------------------------------------------
(DOLLARS IN THOUSANDS)                                      1993             1992
- ------------------------------------------------------------------------------------
Equity securities (at market value, net of income
tax, in 1993;  cost of $8,570 in 1993)                   $  25,003        $   8,894
Deferred income taxes assets                                 5,686            4,700
Deferred debt expenses                                       1,055            1,425
Other                                                          303              --
- ------------------------------------------------------------------------------------
    Total other assets                                   $  32,047        $  15,019
====================================================================================


           At December 31, 1993, the Company adopted the requirements of FASB Statement No. 115, "Accounting for Certain Investments in Debt and Equity Securities," and classified its marketable debt and equity securities as "available for sale." Accordingly, these securities have been marked-to-market, with the increase in their carrying value, net of income tax, included as a component of stockholder's equity.

           The equity securities at December 31, 1993 and 1992 were received as a result of several exchanges of non-public debt instruments and discounted receivables for new securities of the reorganized debtors. The market value adjustment to equity securities, net of income tax, for December 31, 1992 would have been $6,344,000 if mark-to-market positions had been applied retroactively to prior years.


Retirement savings and supplemental benefit plans

           The Company sponsors an employee savings plan under section 401(k) of the Internal Revenue Code. This plan covers substantially all employees. Employees may contribute up to 15% of their salary (to a maximum of $8,994 for calendar 1993) and the Company matches employee contributions equal to 100% of the first 6% of compensation contributed by each participant. Amounts charged against income were $308,000, $289,000 and $270,000 for the years ended December 31, 1993, 1992 and 1991, respectively.

           In 1991, the Company established an unfunded supplemental benefit plan for certain officers that provides for payment to participants upon retirement from the Company's service. The charge to expense, using an actuarial determination of the present values of the estimated future payments was $254,000, $233,000 and $223,000 in 1993, 1992 and 1991, respectively.

                          FOOTHILL CAPITAL CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                               DECEMBER 31, 1993





NOTE 2.  FINANCE RECEIVABLES

         The Company is engaged primarily in the commercial finance business, which includes accounts receivable and term lending secured by accounts receivable, inventory, real estate and/or personal property and equipment. The Company attempts to offset lending risk by providing credit only on a fully collateralized basis.

         The Company extends credit lines of up to $100,000,000 by participating portions of these lines with other commercial finance lenders. Under the terms of its various borrowing agreements, Foothill Capital's largest allowable loan (net of participations) at December 31, 1993 was $26,754,000. The Company's largest loan (net of participations) to any borrower and its affiliates was $13,568,000 and $15,084,000 at December 31, 1993 and 1992,
respectively. Loans are made in numerous industries. The largest industry loan concentrations at December 31, 1993 were wholesale trade - durable goods (9.6%), machinery and equipment (8.4%), real estate (8.3%), and business services (7.9%). With the exception of California, which represented 39.1% of the finance receivable portfolio at December 31, 1993, the Company's loans are not concentrated geographically.

         Accounts receivable loans are normally contractually due within three years under revolving credit agreements. These loans, totaling $319,792,000 ($186,422,000 in 1992), are shown at the unpaid balance of cash advanced and are secured by $1,346,172,000 of underlying trade accounts receivable and inventory at December 31, 1993 ($779,187,000 at December 31, 1992). The amounts of cash advanced under these loans are based upon stated percentages of the borrowers' eligible trade accounts receivable and specific advance rates on borrowers' eligible inventory. At December 31, 1993 and 1992, the amounts shown on the balance sheets have been reduced by nonrecourse loan participations of $92,229,000 and $41,147,000, respectively, which included loan participations sold to the Parent of $6,581,000.

         Generally, term loans are due over periods up to five years and are collateralized by security agreements on various types of equipment, other assets and/or mortgages on real property. This category includes term loans originated by the Company to borrowers in conjunction with making accounts receivable loans, as well as on a stand alone basis. This category also includes purchased receivables which are defined as non-public debt instruments including bank loans and private placements, public debt instruments including registered bonds, notes and debentures, and discounted receivables (which includes public debt instruments and non-public debt instruments acquired at significant discounts and which were in contractual default at the time of the Company's purchase) originated by other lenders and purchased by the Company. The Company generally becomes a member of a group of several lenders with respect to each of these purchased receivables.

         At December 31, 1993 and 1992, the term loans have been reduced by nonrecourse loan participations of $15,517,000 and $13,753,000, respectively, including amounts sold without recourse to affiliates of $2,545,000 and $2,337,000 at December 31, 1993 and 1992, respectively.


         Finance receivables have been reduced by unearned income of $7,160,000 and $4,126,000 at December 31, 1993 and 1992, respectively. Unearned finance income is primarily composed of deferred loan fees and deferred income on finance receivables.

                          FOOTHILL CAPITAL CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                               DECEMBER 31, 1993




         The following table shows the net amounts due (before allowance for credit losses) in the various lending categories and the percentages of the total represented by each category at December 31:


- ---------------------------------------------------------------------------------------------
                                                         1993                   1992
- ---------------------------------------------------------------------------------------------
                                                              % OF                    % OF
 (DOLLARS IN THOUSANDS)                            AMOUNT     TOTAL        AMOUNT     TOTAL
- ---------------------------------------------------------------------------------------------
 Accounts receivable loans:
     Originated loans                            $ 309,409     61.1%     $ 186,422     47.4%
     Purchased loans:
         Discounted receivables                     10,383      2.0%             -         -
- ---------------------------------------------------------------------------------------------
         Total accounts receivable loans           319,792     63.1%       186,422     47.4%
- ---------------------------------------------------------------------------------------------
 Term loans:
     Originated loans:
         Accounts receivable related                52,198     10.3%        41,808     10.6%
         Stand alone                               100,804     19.9%       109,204     27.8%
     Purchased loans:

         Non-public debt instruments                 4,587      0.9%        12,708      3.2%
         Discounted receivables                     29,292      5.8%        36,191      9.2%
         Public debt instruments                         -         -         7,197      1.8%
- ---------------------------------------------------------------------------------------------
         Total term loans                          186,881     36.9%       207,108     52.6%
- ---------------------------------------------------------------------------------------------
                                                 $ 506,673    100.0%     $ 393,530    100.0%
=============================================================================================


         The approximate maturities of loans, net of discounts associated with purchased loans, for the various categories are as follows at December 31, 1993:

                           ACCOUNTS RECEIVABLE LOANS                    TERM LOANS
                          --------------------------   ------------------------------------------------------
                                                          ORIGINATED LOANS               PURCHASED
                                                       ---------------------    -----------------------------
                          ORIGINATED     DISCOUNTED      ACCOUNTS      STAND    NON-PUBLIC DEBT   DISCOUNTED
(DOLLARS IN THOUSANDS)       LOANS      RECEIVABLES    REC. RELATED    ALONE      INSTRUMENTS     RECEIVABLES     TOTAL
- ------------------------------------------------------------------------------------------------------------------------
1994                       $106,290       $   162        $24,334     $ 40,146      $    -           $ 3,466     $174,398
1995                        116,696         9,117         14,612       13,262           -             8,024      161,711
1996                         64,549             -          8,156        3,144       1,975             2,518       80,342
1997                          2,924         1,013          1,314       19,858           -             9,891       35,000
1998                         12,701            91          3,477       18,955           -             2,413       37,637
Thereafter                    6,249             -            305        5,439       2,612             2,980       17,585
- ------------------------------------------------------------------------------------------------------------------------
   Total                   $309,409       $10,383        $52,198     $100,804      $4,587           $29,292     $506,673
========================================================================================================================

         In May 1993, the Financial Accounting Standards Board issued Statement No. 114, "Accounting by Creditors for Impairment of a Loan." This Statement addresses the accounting by creditors for impairment of certain loans. It requires that impaired loans generally be measured based on the present value of expected future cash flows discounted at the loan's effective rate. This Statement is effective for fiscal years beginning after December 15, 1994. Management believes that the adoption of this pronouncement will not significantly impact the Company's financial statements.

                          FOOTHILL CAPITAL CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                               DECEMBER 31, 1993




NOTE 3.    SENIOR NOTES PAYABLE AND COMMERCIAL PAPER

Commercial paper and senior notes payable consist of the following at December 31:

- -----------------------------------------------------------------------------------------------------------------
(DOLLARS IN THOUSANDS)                                                                     1993           1992
- -----------------------------------------------------------------------------------------------------------------
Commercial paper                                                                         $ 148,283      $  64,915
- -----------------------------------------------------------------------------------------------------------------
Senior notes payable:
    Notes with interest at 9.25% payable semiannually, principal payable in annual installments of $8,000 commencing March 1995 through March 1998, with
        the balance due in March 1999                                                       40,000         40,000
    Notes with interest at 9.8% payable semiannually, principal payable in annual installments of $5,850 through December 1998, with the balance due in
        December 1999                                                                       35,150         41,000
    Notes with interest at 6.23% payable semiannually with the principal
        balance due in November 1998                                                        25,000              -
    Notes with interest at 7.31% payable semiannually with the principal
        balance due in December 1997                                                        23,000         23,000
    Notes with interest at 7.93% payable semiannually with the principal
        balance due in December 1999                                                        17,000         17,000
    Notes with interest at 6.56% payable semiannually with the principal
        balance due in November 2000                                                        15,000              -
    Notes with interest at 5.54% payable semiannually with the principal
        balance due in November 1996                                                        15,000              -
    Notes with interest at 10.35% payable semiannually with the principal
        balance due in June 1995                                                            15,000         15,000
    Notes with interest at 5.89% payable semiannually with the principal
        balance due in November 1997                                                         5,000              -
    Notes with interest at 9.44% payable semiannually with the principal
        balance due in January 1997                                                          5,000          5,000
    Notes with interest at 6.77% payable semiannually with the principal
        balance due in December 1996                                                         5,000          5,000
    Notes with interest at 8.98% payable semiannually with the principal
        balance due in January 1996                                                          5,000          5,000
    Notes with interest at 8.51% payable semiannually with the principal
        balance due in January 1995                                                          5,000          5,000
    Notes with floating interest payable quarterly with the principal
        balance due in August 1994                                                           5,000              -
    Notes with floating interest payable quarterly with the principal
        balance due in August 1994                                                           5,000              -
    Notes with interest at 10.27% payable semiannually with the principal
        balance due in June 1994                                                             5,000          5,000
    Notes with interest at 9.43% payable semiannually with the principal
        balance due in April 1994                                                            5,000          5,000
    Notes with interest at 10.10% payable semiannually with the principal
        balance due in April 1996                                                            2,000          2,000
    Notes with interest at 9.76% payable semiannually with the principal
        balance due in April 1995                                                            1,000          1,000
    Notes with interest at 13.125% payable semiannually, principal payable
        in semiannual installments of $167 through November 1995                               667          1,000
    Notes with interest at 9.4% payable semiannually, principal payable in annual installments of $3,220 through March 1996
        with balance due in March 1997 (prepaid in 1993)                                         -          1,650
    Notes with interest at 10.23% payable semiannually with the principal
        balance due in December 1993                                                             -         15,000
    Notes with interest at 10.18% payable semiannually with the principal
        balance due in June 1993                                                                 -         15,000
- -----------------------------------------------------------------------------------------------------------------
        Total senior notes payable                                                         233,817        216,560
- -----------------------------------------------------------------------------------------------------------------
            Total senior notes payable, borrowings from banks and commercial paper       $ 382,100      $ 281,475
=================================================================================================================

                          FOOTHILL CAPITAL CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                               DECEMBER 31, 1993




         The Company has an agreement for a committed bank line of credit totaling $235,000,000 ($195,000,000 in 1992) which is used to fund short term liquidity requirements and which supports commercial paper outstanding. Interest rates under this line are at the lower of prime or, at the Company's option, at the certificate of deposit rate plus 1 1/2% or the London Interbank Offered Rate ("LIBOR") plus 1 1/2%. Actual rates are dependent upon the level of borrowings under the facility. This line of credit is granted for a two-year period, renewable annually each June 30.

         The Company has an agreement for an uncommitted bank line of credit totaling $10,000,000 which is used for overnight borrowings. The interest rate under this line is based on the daily Federal Funds rate.

         The Company has investment grade ratings on its commercial paper and senior debt. During 1993, the Company issued commercial paper with maturities generally ranging from 21 to 245 days. At December 31, 1993, interest rates on commercial paper ranged from 3.47% to 3.84%.

         In order to better match rate sensitive assets and liabilities, the Company executes interest rate swaps to effectively convert the fixed rates on long term senior and subordinated notes to variable rates. Under these swap agreements, the Company is required to pay interest semiannually at variable rates calculated at the average monthly Federal Reserve commercial paper composite rate or the one, three and six- month LIBOR rates on aggregate principal balances. In return, Foothill Capital receives interest payments semiannually on the same principal balances at fixed rates. The differential to be paid or received on all swap agreements is accrued as interest rates change. At December 31, 1993 and 1992, the weighted average interest rates on fixed rate long-term debt, including the effect of interest rate swaps, were 5.91% and 7.04%, respectively. The Company's credit risk with respect to these swaps is the risk of nonperformance by the counterparties to the agreements. The Company does not anticipate nonperformance because such counterparties to these agreements are major banks. As of December 31, 1993, Foothill Capital had swap agreements totaling $285,000,000.

         Loan agreements relating to the bank line of credit, senior notes and subordinated notes discussed in Note 4 have covenants which must be met. At December 31, 1993 and during the year then ended, the Company was in compliance with such covenants. Under the more restrictive provisions of the agreements, the Company must maintain defined minimum net worth levels and certain defined leverage ratios must be met. Dividend payments to its Parent are also limited. Amounts available for dividends under these agreements at December 31, 1993 total $15,326,000.

         During 1993, the Company prepaid approximately $29,000,000 of senior and subordinated notes. This prepayment of debt resulted in an extraordinary after tax charge of $561,000 in the fourth quarter of 1993. These nonrecurring extraordinary charges included early repayment penalties along with the elimination of unamortized deferred costs on the aforementioned debt obligations.

         At December 31, 1993, the annual principal installments due in the next five years on senior notes payable are follows:

- ---------------------------------------------
(DOLLARS IN THOUSANDS)
- ---------------------------------------------
1994                              $  26,184
1995                                 35,183
1996                                 40,850
1997                                 46,850
1998                                 38,850
Thereafter                           45,900
- ---------------------------------------------
                                  $ 233,817
=============================================

                          FOOTHILL CAPITAL CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                               DECEMBER 31, 1993



NOTE 4.    SUBORDINATED NOTES AND DEBENTURES

         Subordinated notes and debentures, which are subordinated to all other indebtedness of the Company, consist of the following at December 31:

- ---------------------------------------------------------------------------------------------------------------
(DOLLARS IN THOUSANDS)                                                                      1993          1992
- ---------------------------------------------------------------------------------------------------------------
Senior subordinated:
  Notes with interest at 7.46% payable semiannually, principal payable in annual installments of $4,167 commencing November 1998 with the balance
    due in November 2003                                                                   $25,000      $     -
  Notes with interest at 8.93% payable semiannually, principal payable in annual installments of $1,143 commencing December 1996 through December 2001
    with the balance due in December 2002                                                    8,000        8,000
  Notes with interest at 11.26% payable semiannually, principal payable in annual installments of $700 commencing April 1994 through April 1999 with the balance
    due in April 2000                                                                        5,000        5,000
  Notes with interest at 10.6% payable semiannually, principal payable in annual
    installments of $575 through December 1998 with the balance due in December 1999         3,425        4,000
  Notes with interest at 13.625% payable semiannually, principal payable in semi-
    annual installments of $250 through November 1995                                        1,000        1,500
  Notes with interest at 10.15% payable semiannually, principal payable in annual installments of $3,780 through March 1996 with the balance due in March 1997
    (prepaid in 1993)                                                                            -       19,440
Junior subordinated:
  Debentures payable to Parent with interest at 12.5% payable semiannually, principal payable in annual installments of $750 through October 1997 with
    the balance due in October 1998                                                          5,500        6,250
  Notes payable to Parent with interest at 10.83% payable quarterly, principal
    in annual installments of $1,000 through February 1998                                   5,000        6,000
  Notes with interest at 12.26% payable semiannually, principal payable in annual installments of $700 commencing April 1994 through April 1999 with the balance
    due in April 2000                                                                        5,000        5,000
  Notes with interest at 11.82% payable quarterly, principal payable in annual
    installments of $700 through December 1998 with the balance due in December 1999         4,300        5,000
  Notes with interest at 9.93% payable semiannually, principal payable in annual installments of $286 commencing December 1996 through December 2001
    with the balance due in December 2002                                                    2,000        2,000
- ---------------------------------------------------------------------------------------------------------------
                                                                                           $64,225      $62,190
===============================================================================================================

         The subordinated notes, with the exception of notes and debentures payable to the Parent, have the same restrictions as set forth in Note 3.

         At December 31, 1993, the annual principal installments due on subordinated notes and debentures in the next five years are as follows:

- ---------------------------------------------------------------------------------------------------------------
(DOLLARS IN THOUSANDS)
- ---------------------------------------------------------------------------------------------------------------
1994                                                                                                    $ 4,925
1995                                                                                                      4,925
1996                                                                                                      5,854
1997                                                                                                      5,854
1998                                                                                                     11,771
Thereafter                                                                                               30,896
- ---------------------------------------------------------------------------------------------------------------
                                                                                                        $64,225
===============================================================================================================

                          FOOTHILL CAPITAL CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                               DECEMBER 31, 1993





NOTE 5.    ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

           The following estimates are required under FASB Statement No. 107, "Disclosures About Fair Value of Financial Instruments." These estimates may not represent values which would be received should these financial instruments be sold, liquidated or otherwise terminated. The estimated fair values for the Company's financial assets and related off-balance sheet financial instruments at December 31, 1993 are summarized below:

- ---------------------------------------------------------------------------------------------------------------------
                                                                         1993                          1992
                                                                ------------------------      -----------------------
                                                                 CARRYING     ESTIMATED        CARRYING    ESTIMATED
(DOLLARS IN THOUSANDS)                                            AMOUNT      FAIR VALUE        AMOUNT     FAIR VALUE
- ---------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents                                       $  45,498     $  45,498       $  36,511    $  36,511
=====================================================================================================================
Accounts receivable loans:
    Originated loans                                            $ 309,409     $ 315,141       $ 186,422    $ 187,971
    Purchased:
        Discounted receivables                                     10,383        11,141               -            -
- ---------------------------------------------------------------------------------------------------------------------
        Total accounts receivable loans                           319,792       326,282         186,422      187,971
- ---------------------------------------------------------------------------------------------------------------------

Term loans:
    Originated loans:
        Accounts receivable related                                52,198        52,506          41,808       41,808
        Stand alone                                               100,804       110,371         114,779      115,677
    Purchased:
        Non-public debt instruments                                 4,587         4,592          12,708       13,605
        Discounted receivables                                     29,292        33,747          36,191       38,366
        Public debt instruments                                         -             -           1,622        1,492
- ---------------------------------------------------------------------------------------------------------------------
        Total term loans                                          186,881       201,216         207,108      210,948
- ---------------------------------------------------------------------------------------------------------------------
               Total Finance Receivables                        $ 506,673     $ 527,498       $ 393,530    $ 398,919
=====================================================================================================================
Equity securities - available for sale                          $  25,003     $  26,640       $   8,994    $  16,871
=====================================================================================================================
Commitments to extend credit
     (Committed amount: $110,386 at 12/31/93; $86,593 at 12/31/92)                  916                          955
Guarantees and letters of credit
     (Contract amount: $36,486 at 12/31/93; $24,727 at 12/31/92)                    591                          511
=====================================================================================================================

         Estimated fair values are calculated as follows:

- -        Cash and cash equivalents:  The carrying amounts for cash and cash equivalents approximate fair value.
- -        Originated loans:  Fair value and carrying value for the accounts receivable and variable-rate originated loan portfolios are similar as these portfolios reprice frequently. The estimated fair value of the fixed-rate portion of the originated loan portfolio is calculated by discounting scheduled cash flows through contractual maturity using estimated market discount rates that reflect the credit and interest rate risk inherent in the loans.

                          FOOTHILL CAPITAL CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                               DECEMBER 31, 1993




- -        Purchased loans:  Purchased loans above have an estimated market value of $49,479,000, which is $5,218,000 more than carrying value at
         December 31, 1993. At December 31, 1992, these loans had an estimated market value of $53,462,000, which was $2,941,000 more than carrying value. Management has classified purchased loans as "available for sale," and has thus included the unrealized gains and losses from this portfolio, net of tax, as a separate component of stockholder's equity as specified in FASB Statement No. 115. Market values are based on available market information which may be limited as certain loans are rarely or infrequently traded on the open market. Market values for public debt instruments are more readily ascertainable than market values of other types of purchased loans noted above. Management estimates market values based on discussions with brokers, investment bankers or market makers, as well as on prices of recent trades of identical or similar debt instruments. Such estimates may not necessarily represent actual trades. Market values may not be indicative of collateral values supporting such loans.
- -        Equity securities:  Equity securities (included in other assets) of
         $25,003,000 and $8,894,000 at December 31, 1993 and 1992,
         respectively, had estimated market values of $26,640,000 and
         $16,871,000 at December 31, 1993 and 1992, respectively.  Management has classified equity securities as "available for sale," and has included the unrealized gains and losses from this portfolio, net of tax, as a separate component of stockholder's equity as specified in FASB Statement No. 115. Unrealized gains and losses, net of income tax, from securities with restrictions as to their sale totaled $1,637,000 at December 31, 1993, and are not included as a separate component of stockholder's equity. Current market values of equity securities are estimated by the Company's management based primarily on public market quotations for the majority of the securities.
- -        Commitments to extend credit:  The fair value of commitments to extend credit is calculated by combining commitment fees collected but unearned as of December 31, 1993 with an estimate of unused line fees to be earned during 1994. The actual level of unused line fees earned during 1994 will vary based on actual line usage as well as growth of the finance receivable portfolio.
- -        Guarantees and letters of credit:  Fair value is the estimated net amount of letters of credit and guarantee fees to be earned during 1994 assuming historical experience continues as to letters of credit drawings, replacements, and fee levels. The actual level of guarantee and letters of credit income will vary based on actual drawings and replacements as well as the growth of the finance receivable portfolio.

         Subsequent to December 31, 1993, the Company realized pretax gains of $4,666,000 in excess of fair values noted above on certain debt and equity securities redeemed by a privately held company.

         The estimated fair values for the Company's financial liabilities and related interest rate swap agreements at December 31, 1993 are summarized below:

- ----------------------------------------------------------------------------------------------------------------------
                                                                         1993                            1992
                                                               ------------------------       ------------------------
                                                                CARRYING      ESTIMATED         CARRYING     ESTIMATED
(DOLLARS IN THOUSANDS)                                           AMOUNT       FAIR VALUE         AMOUNT     FAIR VALUE
- ----------------------------------------------------------------------------------------------------------------------
Commercial paper                                                $  148,283    $  148,283        $ 64,915     $ 64,915
Long-term senior notes payable                                     233,817       241,571         216,560      224,526
Long-term subordinated notes and debentures                         64,225        65,827          62,190       64,567
Interest rate swap agreements
 (Notional amount: $285,000 at 12/31/93;  $257,500 at  12/31/92)         -         8,759               -       10,947
======================================================================================================================


         Estimated fair values are calculated as follows:

- -        Commercial paper:  Fair value and carrying value are identical due to the short maturity and repricing of these instruments.
- -        Senior notes payable and subordinated notes and debentures:  Fair value is calculated by discounting scheduled cash flows through contractual maturity using estimated market discount rates.

                          FOOTHILL CAPITAL CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                               DECEMBER 31, 1993




- -        Interest rate swap agreements:  Fair value is obtained from dealer quotes. These values represent the estimated amount the Company would receive to terminate the agreements, taking into account current interest rates and, when appropriate, the current credit worthiness of the counterparties. The Company does not intend to unwind these agreements as they are used to effectively convert the fixed rates on long-term debt to variable rates and match interest sensitive assets and liabilities. (See Note 4.)


NOTE 6.    INCOME TAXES

         Effective January 1, 1993, the Company adopted FASB Statement No. 109, "Accounting for Income Taxes." Under Statement No. 109, the liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between the financial reporting and the tax bases of assets and liabilities and are measured using the enacted tax rates that will be in effect when the differences are expected to reverse. Prior to the adoption of Statement No. 109, income tax expense was determined using the deferred method. Deferred tax expense was based on items of income and expense that were reported in different years in the financial statements and tax returns and were measured using the tax rate in effect in the year the difference originated. As permitted by Statement No. 109, the Company has elected not to restate the financial statements of any prior years. The effect of the change on income at January 1, 1993, and for the year ended December 31, 1993 was not significant.

         In August 1993, due to federal legislation, the Company's federal income tax rate increased by 1% retroactive to January 1, 1993. The effect on the Company's current provision for income taxes was offset by an increased benefit related to higher tax rates on the Company's deferred tax assets.

         The provision for income taxes was 42% for both of the years ended December 31, 1993 and 1992, and was based on combined state and federal statutory rates.

         The provision for income taxes for the years ended December 31, 1993, 1992 and 1991 consists of the following:

- --------------------------------------------------------------------------------
(DOLLARS IN THOUSANDS)                     1993           1992            1991
- --------------------------------------------------------------------------------
Federal:
    Current                               $ 8,316        $ 6,538         $3,758
    Deferred                                 (227)        (1,646)          (610)
- --------------------------------------------------------------------------------
                                            8,089          4,892          3,148
- --------------------------------------------------------------------------------
State:
    Current                                 2,876          2,453          1,274
    Deferred                                   (6)          (496)          (120)
- --------------------------------------------------------------------------------
                                            2,870          1,957          1,154
- --------------------------------------------------------------------------------
                                          $10,959         $6,849         $4,302
================================================================================


         As previously reported, the significant components of the net tax effect of changes in temporary differences reflected in deferred tax expense for the years ended December 31, 1992 and 1991 are as follows:

                          FOOTHILL CAPITAL CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                               DECEMBER 31, 1993




- -------------------------------------------------------------------------------
(DOLLARS IN THOUSANDS)                                    1992            1991
- -------------------------------------------------------------------------------
Allowance for credit losses                             $(1,116)         $(209)
Debt exchange transactions                                 (348)           363
Repossession transactions                                  (882)          (863)
Valuation allowances on nonoriginated receivables           500           (138)
State taxes                                                (221)           145
Other, net                                                  (75)           (28)
- -------------------------------------------------------------------------------
                                                        $(2,142)         $(730)
===============================================================================


         Significant temporary differences that give rise to deferred tax assets and liabilities as of December 31, 1993 are as follows:

- -------------------------------------------------------------------
(DOLLARS IN THOUSANDS)                       ASSET        LIABILITY
- -------------------------------------------------------------------
Allowance for credit losses                  $5,574         $    -
Debt exchange transactions                        -            951
State taxes                                     778              -
Leasing                                           -             56
Other, net                                      341              -
- -------------------------------------------------------------------
                                             $6,693         $1,007
===================================================================



NOTE 7.    COMMITMENTS AND CONTINGENCIES

Rentals

         The following is a schedule by years of future minimum rental payments required under the operating lease for the Company's office facilities. This lease contains one five-year renewal option and requires the Company to pay a share of the building's common operating expenses.


- ------------------------------------------------------------------------
(DOLLARS IN THOUSANDS)
- ------------------------------------------------------------------------
1994                                                              $  939
1995                                                               1,115
1996                                                               1,212
1997                                                               1,212
1998                                                               1,212
Thereafter                                                         1,817
- ------------------------------------------------------------------------
                                                                  $7,507
========================================================================

         The total rental expense for all leases, except those with remaining terms of a month or less that were not renewed, for the years ended December 31, 1993, 1992 and 1991 was approximately $952,000, $942,000 and $837,000, respectively.

                          FOOTHILL CAPITAL CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                               DECEMBER 31, 1993




Letters of Credit and Guarantees

         The Company has two committed letter of credit issuance facilities with banks totaling $40,000,000 under which the Company guarantees letters of credit issued for the benefit of its borrowers. These facilities have committed terms up to two years. As of December 31, 1993, the Company had issued guarantees and letters of credit on behalf of its borrowers totaling $36,486,000, net of participants' commitments totaling $22,909,000. Letters of credit are an integral part of the Company's business and contingent liabilities under these letters of credit are collateralized by borrowers' collateral.


Unfunded Commitments

         In the normal course of business, the Company has unfunded commitments associated with its accounts receivable lending activities. These unfunded commitments vary on a daily basis and are based on the eligibility of the borrowers' receivables. As of December 31, 1993, the Company had unfunded commitments of $110,386,000 in the accounts receivable loan portfolio.

         In addition, the Company had approved new loan commitments totaling $37,500,000 at December 31, 1993. However, funded amounts are expected to be less because actual advances will be based on the borrowers' eligible collateral at the time of funding.


Litigation

         There are several lawsuits and claims pending against the Company which management considers incident to normal operations, some of which seek substantial monetary damages. Management, after review, including consultation with counsel, believes that any ultimate liability which could arise from these lawsuits and claims would not materially affect the financial position or results of operations of the Company.

                          FOOTHILL CAPITAL CORPORATION

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF

                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

                (NOT COVERED BY REPORT OF INDEPENDENT AUDITORS)

                        FOOTHILL FINANCIAL CORPORATION
                           SELECTED FINANCIAL DATA
                     THREE YEARS ENDED DECEMBER 31, 1993


- -----------------------------------------------------------------------------------------------------------
(DOLLARS IN THOUSANDS)                         1993                    1992                     1991
                                       ------------------      ------------------      --------------------
SELECTED OPERATING DATA (1):
    Interest income                    $ 56,636     11.4%      $ 49,543     11.5%      $ 51,760     12.4%
    Interest expense                     22,218      4.5%        23,113      5.3%        29,805      7.2%
- -----------------------------------------------------------------------------------------------------------
    Interest margin                      34,418      6.9%        26,430      6.2%        21,955      5.2%
    Fees and other income                20,916      4.2%        13,485      3.1%         8,249      2.0%
- -----------------------------------------------------------------------------------------------------------
    Total margin                         55,334     11.1%        39,915      9.3%        30,204      7.2%
    Provision for credit losses          12,254      2.5%         8,641      2.0%         6,377      1.5%
    General and administrative           16,987      3.4%        14,967      3.5%        13,334      3.2%
- -----------------------------------------------------------------------------------------------------------
    Income before income taxes           26,093      5.2%        16,307      3.8%        10,493      2.5%
    Provision for income taxes           10,959      2.2%         6,849      1.6%         4,302      1.0%
- -----------------------------------------------------------------------------------------------------------
    Income before extraordinary item     15,134      3.0%         9,458      2.2%         6,191      1.5%
    Extraordinary item                     -561     -0.1%           --        --            --        --
- -----------------------------------------------------------------------------------------------------------
    Net income                         $ 14,573      2.9%      $  9,458      2.2%      $  6,191      1.5%
===========================================================================================================
SELECTED BALANCE SHEET DATA:
    Total assets                       $572,630                $437,867                $408,713
    Average assets (2)                  495,501                 431,120                 417,332
    Finance receivables:
        Net                             506,673                 393,530                 389,521
        Average, net (2)                476,382                 412,203                 401,858
===========================================================================================================
                                                 % of Total              % of Total              % of Total
                                                    Funds                   Funds                   Funds
    Sources of Funds Employed:                    Employed                Employed                Employed
                                                 ----------              ----------              ----------
        Commercial paper               $148,283     26.5%      $ 64,915     15.2%      $ 10,886      2.7%
        Borrowings from banks              --        --            --         --        139,800     34.7%
        Long term senior notes          233,817     41.6%       216,560     50.7%       120,313     29.8%
        Long term subordinated notes:
            Senior subordinated          42,425      7.6%        37,940      8.9%        34,420      8.5%
            Junior subordinated          21,800      3.9%        24,250      5.7%        24,000      6.0%
        Stockholder's equity            114,133     20.4%        83,127     19.5%        73,669     18.3%
- -----------------------------------------------------------------------------------------------------------
        Total funds employed           $560,458    100.0%      $426,792    100.0%      $403,088    100.0%
===========================================================================================================
Ratio of Total Debt to Equity             3.9:1                   4.1:1                   4.5:1
Ratio of Senior Debt to Capital Funds     2.1:1                   1.9:1                   2.1:1
===========================================================================================================

(1)  Percentages are percent of average assets.

(2)  Average assets and net finance receivables are a monthly average.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS


BUSINESS

         Foothill Capital Corporation ("Foothill Capital" or the "Company") was incorporated in 1971 in the State of California and operates its business primarily from one office located in Los Angeles, California. The Company is primarily engaged in making secured revolving credit and term loans to companies which have adequate collateral in the form of accounts receivable, inventory, equipment and other assets.

         Foothill Capital provides asset-based financing primarily to manufacturers, wholesale dealers, distributors and service enterprises. The Company's borrowers use the financing for working capital, restructurings, reorganizations, purchasing fixed assets and acquisitions. Foothill Capital operates its business according to clearly-defined formal credit approval, underwriting, collateral evaluation, credit monitoring and collection procedures. The Company's strength is its experience in analyzing complex transactions, appraising realizable (liquidation) asset values, creating innovative financing solutions, and then monitoring and controlling credit situations after a loan is made.

         Foothill Capital's "core" business consists of its traditional asset-based financing where loans are directly originated and serviced by the Company. The revolving loans are normally provided for up to three year periods and are secured primarily by accounts receivable and inventory. The Company typically advances to its clients between 50% and 85% of the amounts of eligible accounts receivable and between 15% and 50% of the amounts of eligible inventory. Eligible accounts receivable and inventory are determined by the Company based on the amount projected to be received in the event of a liquidation of the borrowers' assets. Term loans are frequently made in conjunction with revolving loans, are generally due within five years, and are secured by plant, equipment, real estate and other assets. Term loan amounts are based on the estimated net realizable value of the collateral securing the finance receivable in the event of a liquidation of the borrowers' assets.
Both revolving and term loans are made with full recourse to the borrower.

         Although Foothill Capital's primary business is originating its own finance receivables, the Company has also purchased, since 1983, senior secured debt instruments from other parties. These purchased receivables consist of public debt instruments, non-public debt instruments (which include private placements), and discounted receivables (primarily senior secured bank debt purchased at a discount from its principal amount from the original lender). During the past three years, the Company's principal emphasis in its purchased receivables portfolio has been the purchase of discounted receivables under co-investment arrangements with Foothill Partners, L.P. and Foothill Partners II, L.P., institutional limited partnerships in which The Foothill Group, Inc. is a general partner. At December 31, 1993, Foothill Capital's purchased receivables portfolio represented 7.7% of total assets.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS (Continued)



ANALYSIS OF FINANCE RECEIVABLES DUE BY CATEGORIES

         The following table shows the net amounts due (before allowance for credit losses) as well as new loans funded and liquidations for the year ended December 31, 1993:

- ----------------------------------------------------------------------------------------------------
                                          BALANCE AT                      PAYOFFS         BALANCE AT
                                         DECEMBER 31,     NEW LOANS         AND          DECEMBER 31,
(DOLLARS IN THOUSANDS)                      1992            FUNDED      LIQUIDATIONS        1993
- ----------------------------------------------------------------------------------------------------
Accounts receivable loans:
  Originated loans                        $186,422        $169,484        $ 46,497        $309,409
  Purchased loans:
    Discounted receivables                       -          10,383               -          10,383
- ----------------------------------------------------------------------------------------------------
      Total accounts receivable loans      186,422         179,867          46,497         319,792
- ----------------------------------------------------------------------------------------------------

Term loans:
  Originated loans:
    Accounts receivable related             41,808          42,523          32,133          52,198
    Stand alone                            109,204          35,554          43,954         100,804
  Purchased loans:
    Non-public debt instruments             12,708               -           8,121           4,587
    Discounted receivables                  36,191          25,451          32,350          29,292
    Public debt instruments                  7,197               -           7,197               -
- ----------------------------------------------------------------------------------------------------
      Total term loans                     207,108         103,528         123,755         186,881
- ----------------------------------------------------------------------------------------------------
        Total finance receivables         $393,530        $283,395        $170,252        $506,673
====================================================================================================

         Originated accounts receivable and related term loans increased as a percent of total finance receivables from 58.0% at December 31, 1992 to 71.4% at December 31, 1993. Originated stand alone term loans and purchased loans decreased as a percent of finance receivables from 42.0% at December 31, 1992 to 28.6% at December 31, 1993.


RESULTS OF OPERATIONS

Year ended December 31, 1993 compared to year ended December 31, 1992:

         The Company recorded net income of $14,573,000 for the year ended December 31, 1993 compared to net income of $9,458,000 for the year ended December 31, 1992.

         The increase in net income was due primarily to (a) a significant increase in average finance receivables outstanding during 1993, (b) an increase in interest margin as a percent of average assets, and (c) a significant increase in fees and other income as a percent of average assets, offset by (d) increases in the provision for credit losses, general and administrative expenses and the provision for income taxes as a percent of average assets.

Year ended December 31, 1992 compared to year ended December 31, 1991:

         The Company recorded net income of $9,458,000 for the year ended December 31, 1992 compared to net income of $6,191,000 for the year ended December 31, 1991.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS (Continued)



         The increase in net income was due primarily to (a) an increase in interest margin as a percent of average assets, and (b) a significant increase in fees and other income as a percent of average assets, offset by (c) increases in the provision for credit losses, general and administrative expenses and the provision for income taxes as a percent of average assets.


ANALYSIS OF INTEREST MARGIN

         Interest margin is the difference between interest income and interest expense. See "Selected Financial Data". The Company does not currently accrue income on certain assets including discounted finance receivables due from certain borrowers in reorganization or in the midst of restructuring, nonperforming finance receivables and repossessed assets, but does incur holding costs (primarily interest expense), which adversely affect margin.

Year ended December 31, 1993 compared to year ended December 31, 1992:

         Interest margin increased to $34,418,000 in 1993 from $26,430,000 in 1992 and increased as a percent of average assets to 6.9% in 1993 from 6.2% in 1992. The increase in margin as a percent of average assets was due primarily to (a) a significant reduction in cost of funds due to increases in outstanding commercial paper and the effect of swap agreements, and (b) an increase in the level of average interest free funds.

Year ended December 31, 1992 compared to year ended December 31, 1991:

         Interest margin increased to $26,430,000 in 1992 from $21,955,000 in 1991 and increased as a percent of average assets to 6.2% in 1992 from 5.2% in 1991. The increase in margin as a percent of average assets was due primarily to (a) a significant increase in the yields over prime on earning finance receivables, (b) a significant reduction in cost of funds due to increases in outstanding commercial paper and the effect of swap agreements, and (c) an increase in the level of average interest free funds, offset by (d) a higher average level of nonperforming assets.

         Yearly margin comparisons are affected by, among other things, differences in the amount of interest-free funds (for example, equity). The following table illustrates the source of funds employed between interest-bearing borrowings and interest-free funds for the past three years.

- -----------------------------------------------------------------------------------------------------------
                                         DECEMBER 31, 1993       DECEMBER 31, 1992       DECEMBER 31, 1991
                                        -------------------     -------------------     -------------------
                                                      % OF                    % OF                    % OF
(DOLLARS IN THOUSANDS)                   AMOUNT       TOTAL      AMOUNT       TOTAL      AMOUNT       TOTAL
- -----------------------------------------------------------------------------------------------------------
Average interest-bearing borrowings     $390,925      78.9%     $343,094      79.6%     $337,504      80.9%
Average interest-free funds              104,576      21.1%       88,026      20.4%       79,828      19.1%
- -----------------------------------------------------------------------------------------------------------
  Total                                 $495,501     100.0%     $431,120     100.0%     $417,332     100.0%
===========================================================================================================

Fees and Other Income

         Fees and other income consist of fees and charges related to finance receivables and gains from sales or exchanges of finance receivables. Fees related to finance receivables arise from the Company's commercial lending activities and include late charges, prepayment penalties, commitment and guarantee fees, unused line of credit fees and other miscellaneous charges. Gains and losses from sales or exchanges of finance receivables occur irregularly. The Company often does not control the timing of such exchanges, which typically occur in connection with the restructuring of discounted receivables held by the Company.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS (Continued)


         The following table shows the composition of fees and other income:

                                                             YEAR ENDED DECEMBER 31,
                                                          ------------------------------
(DOLLARS IN THOUSANDS)                                      1993        1992       1991
- ----------------------------------------------------------------------------------------
Fees related to finance receivables                       $ 7,423     $ 5,024     $4,612
Gains from sales or exchanges of finance receivables       13,493       8,461      3,637
- ----------------------------------------------------------------------------------------
Total fees and other income                               $20,916     $13,485     $8,249
========================================================================================

WRITEOFFS AND ALLOWANCE FOR CREDIT LOSSES

         The Company maintains an allowance for possible credit losses at a level it considers adequate to cover future potential losses on finance receivables. The amount of the allowance is based on management's evaluation of numerous factors, including historical loss experience and adequacy of collateral. The level of the allowance is affected by the provision for losses charged to expense, writeoffs and recoveries of amounts previously written off.

         The following table illustrates the level of the allowance for credit losses, the provision charged to expense and writeoffs for the three years ended December 31, 1993:


                                                               YEAR ENDED DECEMBER 31,
                                                           --------------------------------
(DOLLARS IN THOUSANDS)                                       1993        1992        1991
- -------------------------------------------------------------------------------------------
Finance receivables plus repossessed assets                $506,673    $395,312    $396,740
Allowance for credit losses                                $ 13,857    $ 10,527    $  8,047
Percent of such allowance to finance receivables
  plus repossessed assets                                      2.73%       2.66%       2.03%
Actual writeoffs during the period, net of recoveries      $  8,924    $  6,161    $  6,805
Percent of actual writeoffs to finance receivables
  plus repossessed assets (annualized)                         1.76%       1.56%       1.72%
Provision for credit losses charged to income during
  the period                                               $ 12,254    $  8,641    $  6,377
Percent of provision for credit losses to net writeoffs         137%        140%         94%
===========================================================================================


MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS (Continued)



         The provision for credit losses increased from $8,641,000 for the year ended December 31, 1992 to $12,254,000 for 1993. This increase was primarily due to (a) an increase in the general allowance for credit losses as a percent of finance receivables plus repossessed assets from 2.66% to 2.73% at December 31, 1992 and 1993, respectively, and (b) an increase in actual writeoffs. Details of net writeoffs by portfolio type are as follows:

- -------------------------------------------------------------------------------
                                                   YEAR ENDED DECEMBER 31,
                                              ---------------------------------
(DOLLARS IN THOUSANDS)                         1993         1992         1991
- -------------------------------------------------------------------------------
Accounts receivable loans:
  Originated loans:                           $  434       $  771       $    (7)
  Purchased loans:
    Discounted receivables                         -            -             -
- -------------------------------------------------------------------------------
      Total accounts receivable loans            434          771            (7)
- -------------------------------------------------------------------------------

Term loans:
  Originated loans:
    Accounts receivable related                    -        1,368           621
    Stand alone                                6,162        3,132         3,085
  Purchased loans:
    Non-public debt instruments                  (69)           -          (303)
    Discounted receivables                         -            -             -
    Public debt instruments                    2,397          890         3,409
- -------------------------------------------------------------------------------
      Total term loans                         8,490        5,390         6,812
- -------------------------------------------------------------------------------
        Total finance receivables             $8,924       $6,161        $6,805
===============================================================================


NONPERFORMING FINANCE RECEIVABLES AND REPOSSESSED ASSETS

         The following table contains information concerning delinquencies on term loans under which installments are more than sixty days past due and repossessed assets, both of which are classified as nonperforming assets. Nonperforming assets have a significant negative effect on interest margin and general and administrative expense. See "General and Administrative Expense".

- ------------------------------------------------------------------------------------------------------
                                                                         YEAR ENDED DECEMBER 31,
                                                                    ----------------------------------
(DOLLARS IN THOUSANDS)                                                1993         1992         1991
- ------------------------------------------------------------------------------------------------------
Finance receivables plus repossessed assets                         $506,673     $395,312     $396,740
======================================================================================================
Repossessed assets, net                                             $      -     $  1,782     $  7,219
Percent of preceding line to finance receivables plus
  repossessed assets                                                       -         0.45%        1.82%
Net balance on loans as to which installments are past due
  more than 60 days and on which income is being deferred           $ 16,296     $ 20,275     $ 13,671
Percent of preceding line to finance receivables plus
  repossessed assets                                                    3.22%        5.13%        3.45%
- ------------------------------------------------------------------------------------------------------
Total nonperforming assets                                          $ 16,296     $ 22,057     $ 20,890
======================================================================================================
Percent of above to finance receivables plus repossessed assets         3.22%        5.58%        5.27%
======================================================================================================

         Repossessed assets and other deferred loans have been written down, where appropriate, to estimated realizable values. These values are based on management's evaluation of numerous factors, including estimated holding costs and periods prior to ultimate disposition, appraisals, sales of comparable assets and estimated market conditions at projected disposal dates.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS (Continued)



GENERAL AND ADMINISTRATIVE EXPENSE

         The following table sets forth major items of general and administrative expense:


- -------------------------------------------------------------------------------------------------------
                                                                     Year ended December 31,
                                                           --------------------------------------------
(DOLLARS IN THOUSANDS)                                       1993             1992              1991
- -------------------------------------------------------------------------------------------------------
Employee related                                           $11,919          $10,068           $ 8,878
Occupancy and office                                         1,631            1,460             1,323
Professional services                                          281              328               289
Data processing and communications                             756              730               523
Credit and collection                                        1,006            1,040             1,158
Advertising                                                    317              273               150
Other (Primarily allocated expense from the Parent)          1,077            1,068             1,013
- -------------------------------------------------------------------------------------------------------
    Total general and administrative expense               $16,987          $14,967           $13,334
=======================================================================================================

Year ended December 31, 1993 compared to year ended December 31, 1992:

         As a percent of average assets, general and administrative expense decreased from 3.5% to 3.4% for the years ended December 31, 1992 and 1993, respectively. In dollars, general and administrative expense increased from $14,967,000 in 1992 to $16,987,000 in 1993. The increase in dollars was primarily due to increases in employee compensation and related expenses and increases in occupancy and office expenses. Other categories remained relatively constant with prior years.

Year ended December 31, 1992 compared to year ended December 31, 1991:

         As a percent of average assets, general and administrative expense increased from 3.2% to 3.5% for the years ended December 31, 1991 and 1992, respectively. In dollars, general and administrative expense increased from $13,334,000 in 1991 to $14,967,000 in 1992. The increase in dollars was primarily due to (a) increases in employee compensation and related expenses, as well as data processing and communications, and occupancy and office expenses, offset by (b) a slight decrease in credit and collection expenses. Other categories remained relatively constant with prior years.

PROVISION FOR INCOME TAXES

         The Company and its parent file a consolidated federal income tax return and combined state tax returns. Income taxes, which are allocated to the Company by the parent, approximate amounts which would be provided in the accompanying financial statements if the Company filed separate income tax returns. Timing differences, the tax effects of which are recorded by the Company, are the result of differences between income for financial statement and tax return purposes and are principally related to the Company's allowance for credit losses, state income taxes, debt exchange transactions, and repossession transactions.

         The provision for income taxes increased in dollars from $6,849,000 to $10,959,000 for the years ended December 31, 1992 and 1993, respectively, with an effective tax rate of 42% for both periods, which is based on the combined state and federal statutory tax rates.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS (Continued)




CAPITAL RESOURCES AND LIQUIDITY

         Foothill Capital maintains liquidity in order to meet its commitments under customer borrowing arrangements, to repay maturing debt obligations and to fund growth in its finance receivable portfolio. Liquidity is enhanced by the Company's ability to generate cash flow from operations and to raise funds in the money and capital markets.

         The primary source of Foothill Capital's short term funding is commercial paper borrowings, which represented 33% of total debt outstanding as of December 31, 1993. During 1993, commercial paper borrowings increased by $83,368,000 to $148,283,000 at December 31, 1993, and were used primarily to fund growth in the finance receivable portfolio. Commercial paper borrowings are supported by a committed bank credit facility with 15 banks, which totaled $235,000,000 as of December 31, 1993. As of January 1, 1994, the credit facility was increased to $245,000,000 due to the addition of one bank. The bank credit facility was renewed and extended in the second quarter of 1993 and currently expires on June 30, 1995. As of December 31, 1993, the Company had $86,717,000 in availability (total amount of credit facilities minus outstanding commercial paper and bank borrowings) under its bank credit facility.

         During 1993, Foothill Capital issued $60,000,000 of senior fixed rate notes with maturities ranging from three to seven years and $25,000,000 in senior subordinated notes with a final maturity of ten years to several institutional lenders. Proceeds from the issuance were used to prepay approximately $29,000,000 of higher coupon senior and subordinated debt, repay debt maturing during 1993, and fund growth in the Company's finance receivable portfolio. The prepayment of the higher coupon notes resulted in an extraordinary after tax charge of $561,000 in the fourth quarter of 1993. This charge will be offset by interest savings in future years. The Company also issued $10,000,000 in floating rate notes with maturities of one year to two bank lenders in 1993. During 1992, Foothill Capital issued $100,000,000 of senior notes with maturities from three to seven years and $10,000,000 of subordinated notes with final maturities of ten years. During the past four years, the Company has reduced its overall reliance on short term sources of financing.

         Total capitalization of $560,458,000 at December 31, 1993 consisted of stockholder's equity of $114,133,000 and debt of $446,325,000. The debt-to-equity ratio at December 31, 1993 was 3.91 to 1 compared to 4.13 to 1 at December 31, 1992. Included in the debt of Foothill Capital at December 31, 1993 was $10,500,000 of junior subordinated notes payable to The Foothill Group, Inc. The Company paid no dividends to Foothill Group during the past two fiscal years. The repayment of subordinated debt and dividends are limited by the provisions of the Company's debt agreements with its bank and institutional lenders. Dividends are currently limited to 50% of net income and as of December 31, 1993, Foothill Capital could pay $15,326,000 in dividends to Foothill Group.

         Foothill Capital has numerous interest rate swap agreements with financial institutions with notional amounts aggregating $285,000,000 as of December 31, 1993. The purpose of these agreements is to manage the Company's exposure to interest rate fluctuations and match the interest sensitivity of its assets and liabilities. At December 31, 1993, after giving effect to the interest rate swap agreements, Foothill Capital's interest sensitive assets exceeded its interest sensitive liabilities by approximately $56,407,000, which represented approximately 10% of total assets.

         Foothill Capital's commercial paper is rated "D-2" by Duff & Phelps Credit Rating Co. and "F-2" by Fitch Investors Service, Inc. Senior long-term debt is rated "BBB" by Duff & Phelps. The Company's senior debt, senior subordinated debt and junior subordinated debt have investment grade ratings of "2" from the National Association of Insurance Commissioners.